UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2013

☐          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-33961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HILL INTERNATIONAL, INC. 401(k)

RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hill International, Inc.

303 Lippincott Centre

Marlton, NJ 08053

REQUIRED INFORMATION

The following financial statements of Hill International, Inc. 401(k) Retirement Savings Plan are being filed herewith:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants

of the Hill International, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Hill International, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended.  The financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2013 financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ EisnerAmper LLP

Iselin, New Jersey

June 30, 2014

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Hill International, Inc. 401(k) Retirement Savings Plan

Report on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Hill International, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2012.

Management’s Responsibility for the Financial Statements

Plan management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free of material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement.  These procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the financial statement, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the Plan’s preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control. Accordingly, we express no such opinion.  An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

/s/ Jennifer L. Anderson, LLC

Moorestown, New Jersey

June 4, 2013

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013 and 2012

	2013	2012
ASSETS
Investments, at fair value:
Money market fund	$1,201,267	$1,597,074
Mutual funds	48,147,553	35,809,878
Common stock	4,023,978	3,173,171
Guaranteed investment contract	8,847,724	9,470,068
Total investments	62,220,522	50,050,191

Receivables:
Notes receivable from participants	1,590,321	1,445,170

NET ASSETS AVAILABLE FOR BENEFITS	$63,810,843	$51,495,361

See accompanying notes to financial statements.

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2013

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$8,842,364
Interest	269,540
Dividends	2,239,375
11,351,279

Interest income on notes receivable from participants	50,728

Contributions:
Employer	735,571
Participants	5,588,502
Rollovers	655,291
TOTAL CONTRIBUTIONS	6,979,364

TOTAL ADDITIONS	18,381,371

DEDUCTIONS:
Benefits paid to participants	5,975,988
Administrative expenses	89,901
TOTAL DEDUCTIONS	6,065,889

NET INCREASE	12,315,482

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	51,495,361

END OF YEAR	$63,810,843

See accompanying notes to financial statements.

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2013

NOTE 1 — DESCRIPTION OF PLAN

The following brief description of the Hill International, Inc. 401(k) Retirement Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all domestic employees of Hill International, Inc. (the “Sponsor”) who have thirty days of service and are age twenty-one or older, excluding bona fide residents of Puerto Rico, as defined in Internal Revenue Code Section 937, who do not have to pay U.S. income taxes on their Puerto Rico source income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). After meeting eligibility requirements, an employee can begin participating on the first day of the month coinciding with or next following the date on which the employee meets these requirements.

Contributions

Each participant may contribute up to 75% of pre-tax annual compensation up to a maximum of $17,500 per plan year. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions up to an additional $5,500. These limits may change each year to correspond with the Internal Revenue Code.  The plan includes an automatic deferral feature. The amount that is automatically contributed to eligible employees’ accounts is equal to 3% of compensation unless the employee selects an alternative deferral amount or elects not to defer under the plan.  Through April 30, 2012, the Sponsor contributed fifty cents for every dollar contributed up to a maximum of six percent of gross wages.  Effective May 1, 2012, the Sponsor suspended its contributions to the Plan. Effective May 7, 2012, the Plan was amended to permit the Sponsor to make a discretionary matching contribution equal to a uniform percentage or dollar amount of the participants’ elective contributions; each year, the Sponsor will determine the formula for the discretionary matching contribution. Effective January 1, 2013, the Sponsor elected to make matching contributions to the Plan.  For 2013, the Sponsor’s matching contribution was equal to one percent of the participants’ gross wages up to a maximum contribution of $2,550.  Half of the Sponsor’s contribution is used for open market purchases of the Sponsor’s common stock, which may be sold immediately by the participant.  The Plan restricts participant direction to 50% of the Sponsor’s common stock. Contributions to the Plan by highly compensated employees are subject to certain limitations. Plan assets are maintained at Prudential Trust Company and The Prudential Insurance Company of America (“Prudential”) and are invested at the election of the participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Sponsor’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately 100 percent vested in both employee contributions and employer contributions, plus actual earnings thereon.

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2013

Notes Receivable from Participants

The Plan includes a loan provision that permits participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s account balance, whichever is less.  Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest.  These loans are secured by the balance in the participant’s account.  Interest is based on the prime rate charged by local banks at the time of the loan’s initiation and is fixed for the term of the loan.   Loans may not exceed five years unless they are used to buy a participant’s principal residence, in which case the loan term cannot exceed ten years.  The loans are repaid ratably through payroll deductions.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.  At December 31, 2013, the loans mature at various dates through 2023 and bear interest at 3.25%.

Payment of Benefits

Distributions under the Plan are allowed for termination of employment, hardship (as defined by the Plan), retirement, or attainment of age 59 ½. Distribution may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum payment or by installment payments.

Administrative Expenses

Certain of the Plan’s administrative expenses are paid by the Sponsor, and certain Plan expenses are paid by the Plan.  On January 1, 2013, a Plan expense account (the “ERISA account”) was established to hold revenue sharing funds the Plan receives from Prudential, pursuant to an agreement. These funds are available to pay qualified plan administrative expenses.  At December 31, 2013, the ERISA account balance was $28,280.   During 2013, $89,901 was used to pay Plan expenses.  Any amounts remaining in the ERISA account at the end of a Plan year are allocated to participants during the subsequent year.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The fair value of fully benefit-responsive investment contracts approximates the contract value.

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2013

Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are presented at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plans gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 — INVESTMENTS

The following presents individual investments that represent 5% or more of the Plan’s net assets at December 31, 2013:

	December 31,
	2013	2012
Prudential Guaranteed Investment Contract	$8,847,724	$9,470,068
Oppenheimer Global Opportunities Fund A	6,795,815	4,428,661
American Funds Growth Fund of America A	6,540,116	*
MFS Funds Total Return Fund A	5,750,320	4,402,564
Invesco Small Cap Value A	5,507,655	3,641,626
Wells Fargo Advantage Growth Class A	5,133,985	3,810,120
Prudential Stock Index Fund Z	4,636,441	3,153,096
Lord Abbet Equity Fund A	4,447,023	*
Hill International, Inc. Common Stock	4,023,978	3,173,171
PIMCO Total Return Fund A	*	3,318,370
JP Morgan Large Cap Growth Fund A	*	3,100,478

* amount does not exceed 5% of the Plan’s net assets at the specified date.

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2013

During 2013, the Plan’s investments (including investments bought, sold, exchanged, as well as held during the year) appreciated in fair value as follows:

Mutual Funds	$8,475,008
Common Stock	367,356
Total	$8,842,364

NOTE 4 — FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board’s (“FASB”) Accounting Standard Codification (“ASC”) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quote prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Fair Value Measurements

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Fair Value Measurements

Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Fair Value Measurements

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes at December 31, 2013 from the methodologies used at December 31, 2012.

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2013

Money market funds: Valued at face value, which approximates fair value.

Mutual funds: Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-ended mutual funds that are registered with the U.S. Securities and Exchange Commission These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Sponsor Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.  Since the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013 and 2012:

	Fair Value Measurements at December 31, 2013
	Level 1	Level 2		Level 3	Total
Investment assets:
Money market fund	$1,201,267	$		$	$1,201,267
Mutual funds:
Global Stock - Blend	6,795,815				6,795,815
Balanced Value	5,750,320				5,750,320
Large Cap - Growth	11,674,101				11,674,101
Large Cap - Target Date	43,037				43,037
Large Cap - Blend	11,841,670				11,841,670
Mid Cap - Value	102,238				102,238
Mid Cap - Growth	3,164,342				3,164,342
Small Cap - Value	5,507,655				5,507,655
Small Cap - Growth	76,990				76,990
Fixed Income - Intermediate Bond	2,518,679				2,518,679
Retirement Income - Blend	672,706				672,706
Sponsor Common Stock	4,023,978				4,023,978
Guaranteed Investment Contract				8,847,724	8,847,724
Total assets at fair value	$53,372,798		$—	$8,847,724	$62,220,522

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2013

	Fair Value Measurements at December 31, 2012
	Level 1	Level 2		Level 3	Total
Investment assets:
Money market fund	$1,597,074	$		$	$1,597,074
Mutual funds:
Global Stock - Blend	528,228				528,228
Global Stock - Growth	4,428,661				4,428,661
Balanced Value	4,402,564				4,402,564
Large Cap - Growth	8,594,359				8,594,359
Large Cap - Value	2,299,619				2,299,619
Large Cap - Blend	6,382,146				6,382,146
Mid Cap - Growth	2,214,305				2,214,305
Small Cap - Value	3,641,626				3,641,626
Fixed Income - Intermediate Bond	3,318,370				3,318,370
Sponsor Common Stock	3,173,171				3,173,171
Guaranteed Investment Contract				9,470,068	9,470,068
Total assets at fair value	$40,580,123		$—	$9,470,068	$50,050,191

The table below sets forth a summary of the changes in the fair value of the Plan’s level 3 assets, the Guaranteed Investment Account, for the year ended December 31, 2013:

Balance, beginning of year	$9,470,068
Purchases	895,052
Sales	(1,786,936)
Interest credited	269,540
Balance, end of year	$8,847,724

Investment gains and losses (realized and unrealized) for the year ended December 31, 2013 are reported in net realized/unrealized appreciation in fair value of investments in the statement of changes in net assets available for benefits, with the exception of unrealized gains or losses from the guaranteed investment contract because the contract is recorded at contract value for purposes of the statement of net assets available for benefits.

Valuation Processes Used in Level 3 Measurements

The Plan Sponsor has a process in place whereby the Plan’s Investment Committee meets on a consistent basis and reports to management and those charged with Plan governance.  The investment committee reviews individual investments, investment performance, as well as the underlying Guaranteed Investment Contract.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2013

techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period. There were no transfers between levels during the year ended December 31, 2013.

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table represents the Guaranteed Investment Contract, the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs.

		Principal	Unobservable	Range of Significant	Weighted
Instrument	Fair Value	Valuation Technique	Inputs	Input Values	Average
Guaranteed Investment Contract	$8,847,724	Discounted cash flow	Contract Duration	1 - 2 Years	1.5 Years

			Contract minimum interest rate credited to new deposits for plans with similar features	Contract minimum interest rate of 3.00%	3.00%

			Insurance Company General Account

Changes in unobservable inputs may result in a different fair value amount.  An increase in the input for interest rates credited to new deposits for plans with similar features would result in a decrease in the fair value of this investment.  An increase in the duration input would result in an increase in the fair value of the investment.

NOTE 5 — GUARANTEED INVESTMENT CONTRACT

The Plan has a fully benefit-responsive investment contract with the Prudential Insurance Company of America (“Prudential”).  Prudential maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Prudential may not terminate the contract at any amount less than contract value.

Prudential is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan.  Interest is credited on contract balances using an old money/new money or “bucketed” approach.  Under this methodology, different interest crediting rates are applied to contributions based on the calendar quarter in which the contributions were made.  An interest crediting rate (“New Money Rate”) is established at the beginning of each calendar quarter.  The New Money Rate is applied to all contributions made to the product during that quarter.  Four New Money Rates and corresponding buckets are established each year.  These New Money Rates are guaranteed through December 31 of the following calendar year.  Upon the expiration of the New Money Rate guarantees, the rates for each of these buckets are reset and are then known as “Old Money

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2013

Rates”.  Old Money Rates for each bucket are reset on an annual basis thereafter.  When establishing interest crediting rates for this product, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula.  The minimum crediting rate under the contract is 3.00%.  Withdrawals and transfers out are made on a pro-rata basis from all buckets.  The Plan may terminate the contract at any time subject to a market value adjustment as specified in the contract, however, under certain emergency conditions, the issuer may defer payment for a period of up to 365 days.  Additionally, the Plan may also terminate the contract without a market value adjustment by making withdrawals of the entire amount over a four-year period.

	2013	2012
Average yields:
Based on annualized earnings (1)	3.00%	3.00%
Based on interest rate credited to participants (2)	3.00%	3.00%

(1)         Computed by dividing the earnings credited to the Plan on the last day of the Plan year by the end of the Plan year Fair Value and then annualizing the results.

(2)         Computed by dividing the earnings credited to the participants on the last day of the Plan year by the end of the Plan year Fair Value and then annualizing the results.

Because the guaranteed interest contract is fully benefit-responsive, contract value is the relevant measurement attribute.  The fair value of the guaranteed investment contract approximates contract value.  Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, minus participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events may limit the ability of the Plan to transact at contract value with Prudential.  Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Sponsor or other Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal for the Plan, or (4) the failure of the trust to qualify for exemption under ERISA.  The Plan administrator does not believe that the occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

NOTE 6 — RELATED PARTIES AND PARTIES IN INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential Trust Company along with a guaranteed investment contract with the Prudential Insurance Company of America. The Prudential Trust Company is the trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions.

As of December 31, 2013, the Plan owned 1,018,729 shares of the Sponsor’s common stock with a fair value of $4,023,978 and, as of December 31, 2012, the Plan owned 866,987 shares of the Sponsor’s common stock with a fair value of $3,173,171.  The Sponsor does not pay dividends on its common stock.

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2013

NOTE 7 — TAX STATUS

The Plan has adopted the Prudential Retirement Defined Contribution Prototype and Volume Submitter Plan.  On March 31, 2008, the Internal Revenue Service stated in an opinion letter that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirement of the Internal Revenue Code (“IRC”) and therefore, the related trust is exempt from taxation.  The Plan has been amended since receiving the letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine examinations by taxing jurisdictions; however, there are currently no examinations for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

NOTE 8 — RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investments in general are exposed to various risks, such as interest rate, credit, and overall volatility risk, as well as risks related to the financial strength of the insurance company.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Users of these financial statements should be aware that the financial markets’ volatility may significantly impact the subsequent valuation of the Plan’s investments.  Accordingly, the valuation of investments at December 31, 2013 may not necessarily be indicative of the amounts that could be realized in a current market exchange.

NOTE 9 — MUTUAL FUND FEES

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees.  12b-1 fees are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940.  These annual fees are used to pay for marketing and distribution costs of the funds.  These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

NOTE 10 — PLAN OPERATIONS

Subsequent to December 31, 2013, it was discovered that certain of the Plan’s provisions were not properly applied in the daily operation of the Plan.  The definition of compensation for participant and employer contributions as per the Plan document was not properly applied to certain types of compensation when calculating contribution amounts.  The Plan administrator is in the process of determining affected participants and intends to make the Plan whole, as appropriate, for any amounts due, including earnings, in accordance with the applicable Internal Revenue Service guidance.  Amounts due to the Plan as a

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2013

result of this error are not expected to exceed one percent of net assets available for benefits at December 31, 2013.

Hill International, Inc. 401(k) Retirement Savings Plan

Year Ended December 31, 2013

EIN # 20-0953973

Plan # 003

Schedule H, Line 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

a. Parties	b. Identity of issuer,	c. Description
in	borrower, lessor,	of		e. Current
interest	or similar party	investment	d. Cost	value

	Money Market Fund
	Reich & Tang	Daily Income Fund Fiduciary Class Shares	**	$1,201,267

	Mutual Funds
*	Prudential Mutual Funds	Prudential Stock Index Fund Z	**	4,636,441
*	Prudential Mutual Funds	Prudential Jennison Equity Income Fund A	**	2,758,206
*	Prudential Mutual Funds	Prudential Jennison Mid Cap Growth Fund A	**	3,164,342
	PIMCO	PIMCO Total Return Fund A	**	2,518,679
	American Funds	Amcap Fund	**	6,540,116
	Invesco Ltd.	Invesco Small Cap Value Fund A	**	5,507,655
	Lord, Abbet & Co. LLC	Lord Abbet Equity Fund A	**	4,447,023
	MFS Funds	MFS Total Return Fund A	**	5,750,320
	Oppenheimer Funds	Oppenheimer Global Opportunities Fund A	**	6,795,815
	Wells Fargo & Co.	Wells Fargo Adv Growth Class A	**	5,133,985
	Ivy Funds	Ivy Small Cap Growth I	**	76,990
	Hotchkis & Wiley Funds	Hotchkis & Wiley Value Opportunities A	**	102,238
	Blackrock	Blackrock Lifepath Retirement Investor A	**	200,848
	Blackrock	Blackrock Lifepath Index 2020 A	**	43,037
	Blackrock	Blackrock Lifepath Index 2025 A	**	189,392
	Blackrock	Blackrock Lifepath Index 2030 A	**	136,521
	Blackrock	Blackrock Lifepath Index 2035 A	**	29,319
	Blackrock	Blackrock Lifepath Index 2040 A	**	27,484
	Blackrock	Blackrock Lifepath Index 2045 A	**	21,123
	Blackrock	Blackrock Lifepath Index 2050 A	**	30,698
	Blackrock	Blackrock Lifepath Index 2055 A	**	37,321

	Common Stock
*	Hill International, Inc..	Common stock	**	4,023,978

	Guaranteed Investment Contract
*	The Prudential Insurance Co of America	Guaranteed Interest Account	**	8,847,724

	Notes Receivable from Participants
	Notes receivable from participants, with interest at 3.25% maturing through 2023		—	1,590,321

	Total investments per Schedule H, Line 1f			$63,810,843

*                                         Indicates party-in-interest to the Plan

**                                  Not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Dated: June 30, 2014	By:	/s/ Catherine H. Emma
	Printed Name:	Catherine H. Emma
	Title:	Plan Administrator

Hill International, Inc. 401(k) Retirement Savings Plan

Annual Report on Form 11-K

For the Year Ended December 31, 2013

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of EisnerAmper LLP, Independent Registered Public Accounting Firm
23.2	Consent of Jennifer L. Anderson, LLC